Exhibit 21.1

List of Subsidiaries

At the time of this offering, the following entities will become subsidiaries of Fifth Street Asset Management Inc.

Entity Name	Jurisdiction of Organization

Fifth Street Capital LLC	Delaware

Fifth Street EIV, LLC	Delaware

Fifth Street Holdings L.P.	Delaware

Fifth Street Management LLC	Delaware

FSC CT LLC	Connecticut

FSC LLC	New York

FSC Midwest LLC	Illinois

Fifth Street Capital West LLC	California

FSCO GP LLC	Delaware